United States securities and exchange commission logo





                             November 16, 2023

       Fui Chu Lo
       Chief Financial Officer
       iOThree Limited
       140 Paya Lebar Road #07-02
       AZ @ Paya Lebar
       Singapore 409015

                                                        Re: iOThree Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
20, 2023
                                                            File No: 377-06926

       Dear Fui Chu Lo:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. You state that if your listing application to Nasdaq is not approved, this offering may not be completed. Please
disclose clearly whether the offering is contingent upon approval of the Nasdaq listing
application. Also, disclose whether the offering by the Reselling
                                                        Shareholders is
contingent upon the initial public offering of the company.
   2. Please disclose the percentage of shares that will be held by your founder and Chief
                                                        Executive Officer, Eng
Chye Koh, that will result in your controlled company status.
 Fui Chu Lo
FirstName LastNameFui Chu Lo
iOThree Limited
Comapany 16,
November  NameiOThree
              2023      Limited
November
Page 2    16, 2023 Page 2
FirstName LastName
Market and Industry Data, page ii

3. We note your references throughout the prospectus to a report from Frost & Sullivan.
         Please disclose the date of the report and whether the report was commissioned by the company in connection with this offering.
Prospectus Summary, page 1

4. Please disclose the basis for your statement that you are a leading provider of maritime digital technologies. In this regard, we note your disclosure that you are an early stage company. Clarify the criteria on which you based this statement, such as revenue or market share.
Risk Factors, page 12

5. Please add a risk factor discussing the risks and uncertainties related to your reliance on a small number of suppliers. We note that your disclosure that your top five suppliers contributed approximately 60.7% and 58% of the total cost of sales of your company respectively in fiscal years 2023 and 2022. Describe the material terms of any material agreements that you have with these suppliers.
Our estimates, including market opportunity estimates and market growth forecasts..., page 15

6. We note your statement regarding market data used in the prospectus cautioning investors
         not to place    undue weight    or    undue reliance    to estimates.
These statements appear to
         imply a disclaimer of responsibility for this information in the registration statement.
         Please either revise this risk factor and your disclosure under Market and Industry Data or specifically state that you are liable for all information in the registration statement.
We generate a significant percentage of our revenue from certain key customers..., page 15

7. You disclose that your top five customers contributed approximately 39.7% of the total revenue for the year ended March 31, 2023 and that if you fail to deliver upon contracts with these five customers, your revenues and operating results could be materially adversely affected. Please disclose the material terms of your contracts with these customers, including the expiration of those contracts. Also, disclose the amount that you derive from end customers versus distributors. Clarify whether you have relationships with distributors that comprise a material portion of your revenue. Fui Chu Lo
FirstName LastNameFui Chu Lo
iOThree Limited
Comapany 16,
November  NameiOThree
              2023      Limited
November
Page 3    16, 2023 Page 3
FirstName LastName
Capitalization, page 37

8. Revise to give pro forma effect to the accrual of the $293,000 dividend noted on page 36 in a column labeled "Pro forma" and to reflect the payment of the dividend out of the
         offering proceeds in the    Pro forma As Adjusted    column. Such
changes should also be
         reflected in the dilution section.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 42

9.       Please disclose the basis for your statement that JARVISS    serves as
the lighthouse
         guiding the maritime industry to new horizons.
Results of Operations
Revenue, page 46

10. You indicate that the increase in total revenue was mainly due to the expansion of your customer base and that the increase in satellite connectivity solution revenue is due to the increase in the number of vessels subscribed. Please revise to include the number of customers and the number of vessels subscribed at the end of each period presented to provide context to your discussion.
11. You disclose the increase in digitalization and other solutions revenue was primarily due to the increase in revenue generated from the provision of IT support services as a result of the increase in number of new customers as well as increase in demand from existing customers. Please revise to separately quantify how each of these factors contributed to your revenue growth for the periods presented. Similar revisions should be made throughout your results of operations discussion where you identify various factors that impacted your expenses, such as in General and administrative expenses. Also, please refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 5.A of Form 20-F.
Liquidity and Capital Resources, page 48

12. You disclose that you believe the net proceeds from the offering, together with existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet your anticipated working capital and expenditures for at least the next
         12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available cash resources. Refer to Item
         5.B of Form 20-F.
Critical Accounting Policies and Estimates, page 51

13. We note your disclosures here appear to be a duplication of and not a supplement to the description of accounting policies in the notes to the financial statements. Please revise these disclosures to be consistent with the guidance in Item 5.E of Form 20-F.
 Fui Chu Lo
FirstName LastNameFui Chu Lo
iOThree Limited
Comapany 16,
November  NameiOThree
              2023      Limited
November
Page 4    16, 2023 Page 4
FirstName LastName
Business
Intellectual Property, page 79

14. Please provide a discussion of your current intellectual property rights, including the duration of such rights. Discuss the "proprietary rights and technology" that are used in your products. Refer to Item 101(h)(4)(vii) of Regulation S-K. Selling Shareholders, page 92

15. Please identify all the natural persons who have voting or dispositive power with respect to the shares held by Sakal Capital Pte. Ltd. We note that 49% of the shares held by Sakal
         Capital Pte. Ltd are beneficially owned by J Superfoods Inc. Underwriting, page 108

16.      Please revise the table setting forth the underwriters    compensation
to show separately the
         amounts to be paid by the selling shareholders. Refer to Item 508(e) of Regulation S-K.
Consolidated Balance Sheets, page F-3

17. We note your disclosure on page 36 that a dividend was declared on September 25,
         2023. Please revise to provide a pro forma balance sheet reflecting the distribution accrual
         (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing.
Consolidated Statements of Operations and Comprehensive Income, page F-4

18. Regarding the net income per share calculation, the footnote indicates that net income per share is based on the number of ordinary shares as of the balance sheet date. Please revise your presentation and disclosures to compute net income per share by dividing net income by the weighted-average number of ordinary shares outstanding during each period presented. Refer to ASC 260-10-45-10.
19. Further, your footnote refers to a dilution impact as you issued new shares pursuant to the reorganization exercise and potential issuance of warrants if the holder exercises that right. Please explain to us what is meant by dilution impact and how it is reflected. In this
         regard, explain specifically what the reorganization    exercise    is
and what the potential
         issuance of warrants is referring to. If there are warrants outstanding, revise your disclosures in the Notes to explain the nature and terms of the warrants, how you account
         for them and the accounting guidance applied. If    potential issuance
of warrants    means
         there are no warrants issued or outstanding in the periods presented, please explain to us how this impacts the net income per share calculations, or revise.
 Fui Chu Lo
FirstName LastNameFui Chu Lo
iOThree Limited
Comapany 16,
November  NameiOThree
              2023      Limited
November
Page 5    16, 2023 Page 5
FirstName LastName
Notes to Consolidated Financial Statements
Note - 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-9

20. You disclose the perpetual system licenses have infinite useful lives. Please tell us the nature of this asset and explain why you believe these licenses have indefinite useful lives. In this regard, specifically address how you considered the effects of obsolescence, known technological advances, as well as whether you assumed regular maintenance but not enhancements in determining the useful lives of these licenses. Refer to ASC 350-30-35-1 through 35-4.
Revenue Recognition, page F-10

21. Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Also, include an explanation of when you expect to recognize such amount as revenue on a quantitative basis using time bands or by qualitative information.
         In this regard, you disclose on page 44 that subscription contracts range from three to five years and are generally non-cancellable. These contracts and any others that are applicable should be considered in this disclosure. Refer to ASC 606-10-50-13. Note - 3 - Business Segment and Disaggregation of Revenue, page F-19

22. Please revise to disclose the factors used to identify your reportable segments, including the basis of organization. Also, disclose the types of products and services from which each reportable segment derives revenue. Refer to ASC 280-10-50-21.
23.      You disclose    operating results    for each reportable segment.
Please revise to clarify
         whether this is the measure of profit or loss reviewed by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance. Also reconcile the total of the reportable
segments    measures of
         profit to consolidated income before income taxes or consolidated net income, as well as
         the total reportable segments    assets and the total reportable
segments    liabilities to the
         consolidated assets and liabilities, respectively. Further, include any other applicable required segment disclosures. Refer to ASC 280-10-50-22 through 50-31. Note - 15 Income Taxes, page F-26

24. You refer to deferred tax assets and liabilities on page F-14; however, you do not disclose those items here. Please revise your disclosures to include the components of net deferred tax liabilities and assets recognized as of March 31, 2023 and 2022, as well as the other required disclosures as specified in ASC 740-10-50-2 through 50-6.
25. We note your reconciliation of the statutory income tax rate to the effective income tax rate includes a line labeled "Others". Please revise to identify the nature and amount of the significant items within this line item. Refer to Rule 4-08(h)(2) of Regulation S-X.
 Fui Chu Lo
iOThree Limited
November 16, 2023
Page 6
Note - 20 Subsequent Events, page F-29

26. You disclose that you have evaluated all events or transactions that have occurred after
      March 31, 2023, up through the date you issued the audited consolidated financial statements. Please revise to include the date those financial statements were issued. Refer to ASC 855-10-50-1.
Exhibits

27. Please tell us whether you intend to file the lease for the principal executive office and warehouse located in Singapore. We note your risk factor that you depend on your main facility in Singapore. See Item 601(b)(10) of Regulation S-K.
General

28. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameFui Chu Lo
                                                            Division of
Corporation Finance
Comapany NameiOThree Limited
                                                            Office of
Technology
November 16, 2023 Page 6
cc:       Marc J. Adesso
FirstName LastName